Mail Stop 3561

August 21, 2006

<u>Via Fax & U.S. Mail</u>

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aéreas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

   Re: **GOL Linhas Aéreas Inteligentes S.A. (the Company)**
       Form 20-F for the Fiscal Year Ended December 31, 2005
       File No. 1-32221

Dear Mr. Lark:

   We have reviewed your response letter dated August 10, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 5. Deposits, page F-10

1.   We note your response to our prior comment number two. In regards to maintenance reserves, it appears you believe these lease payments should not be accounted for under SFAS 13 because you believe they are executory costs which are excluded from the determination of minimum lease payments and subsequent accounting under SFAS 13. The determination of minimum lease payments in paragraph 5j of SFAS 13, however, is used in evaluating the criteria for classifying leases as operating or capital leases and in specified disclosures in lease footnotes. It does not serve to scope out other lease payments, such as executory costs and contingent rentals, from the recognition requirements of SFAS 13. We believe all nonrefundable payments required under a lease agreement should be accounted for as such under SFAS 13 and other related lease accounting literature. Paragraph 5n of SFAS 13 (as amended by SFAS 29) states that lease payments that depend on a factor directly related to the future use of leased property, such as hours of use, are contingent rentals. Nonrefundable maintenance reserves, which are often termed additional basic rent or supplemental rent in lease agreements, vary based on usage of the aircraft. Therefore, it appears that they are, or are similar to, contingent rentals. Paragraph 15 of SFAS 13 states that rentals on operating leases shall be charged to expense over the lease term as it becomes payable. Therefore, we believe you should charge nonrefundable maintenance reserve payments to expense as they become payable.

        Finally, you state that you plan to recognize any excess maintenance reserves retained by the lessor as additional rental expense when it is determined to be probable that the funds would be retained by the lessor. To the extent such excess reserves were to exist, this accounting model would result in recognition of an unrealizable asset during the term of your leases. We do not believe this model is appropriate or supported by GAAP.

        We continue to believe you should amend your Form 20-F and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

2.   We note your response to our prior comment number two and we reissue that comment. Please provide us with a detailed schedule that rolls forward your maintenance reserves by aircraft for each of the years in the three years ended

December 31, 2005. Please include all aircraft leased under long-term leases since your inception that required maintenance reserves or any other payments (other than fixed, upfront, refundable security deposits) for which you deferred expense recognition. Please organize the schedule by lessor and include the following: aircraft serial number, date of original lease, name and description of payment for which you deferred expense recognition, amounts deferred by period, amounts expensed by period directly related to maintenance performed, any other amounts expensed by period not directly related to maintenance performed (along with notation describing the nature of such charges), and period end balances. Please also provide a summary schedule that reconciles the amounts expensed by period and the period end balances from the roll forward to the amounts reported in your consolidated financial statements.

Form 6-K Furnished July 21, 2006

3.   In your Form 20-F and earnings release furnished on Form 6-K, you emphasize your purported low cost leadership. Your 2005 Form 20-F states you are the lowest cost provider of passenger air transportation in South America and one of the lowest cost airlines in the world. Your July 20, 2006 earnings release states low costs drive your industry-leading profitability, market cost leadership is key to your virtuous cycle, and you will drive growth in the future in part by maintaining high levels of profitability.   From your August 10, 2006, response letter we note you have deferred expense recognition on R$386 million of operating lease payments as of December 31, 2005, and you have recognized R$0 of such payments as expense in the three-year period ending December 31, 2005. In this regard, it appears that your purported low cost leadership is due, in part, to the timing of recognition of these lease payments. When these payments are ultimately recognized as expense in prior or future periods, your costs will be significantly higher than you purport them to have been or to be, respectively. Given these facts, your emphasis of purported low cost leadership may be misleading to investors. Please revise future disclosures of your operating costs to prominently emphasize that your purported low costs are due, in part, to your accounting for such lease payments, disclose the amount of lease payments not expensed, and describe the expected impact of recognition of such amounts on your costs and profitability.

4.   We note your continued disclosure of EBITDAR. Pursuant to your May 29, 2006 response letter, please reconfirm that you will eliminate presentation of this measure in all future filings, including earnings releases furnished on Forms 6-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant